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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)
Class A common stock, $1.00 par value
(Title of Class of Securities)
419596-20-0
(CUSIP Number)
Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	419596-20-0	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Estate of Rawson Haverty

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO/See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Georgia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		636,994 Shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	636,994 Shares of Class A common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	419596-20-0	Page	3	of	8

1	NAMES OF REPORTING PERSONS: J. Rawson Haverty, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO/See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,090,825 Shares of Class A common stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,500 Shares of Class A common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		179,860 Shares of Class A common stock

WITH	10	SHARED DISPOSITIVE POWER:

919,165 Shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,104,325 Sahres of Class A common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 419596-20-0
13D
Page 4 of 8 Pages
Item 1. Security and Issuer.
The name of the issuer is Haverty Furniture Companies, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A common stock of the Company, par value $1.00 per share (the “Class A common stock”).
Item 2. Identity and Background.

(a)	The names of the persons filing this Schedule 13D are the Estate of Rawson Haverty (the “Estate”) and J. Rawson Haverty, Jr. (collectively, the “Reporting Persons”).

(b)	The address of the Estate is c/o Jane M. Haverty, Smith Gambrell & Russell, LLP, Promenade II, Suite 3100, 1230 Peachtree Street, NE, Atlanta, Georgia 30309-3592. J. Rawson Haverty Jr.’s business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

(c)	The principal purpose of the Estate is to consolidate, hold and manage the ownership of the decedent’s assets. J. Rawson Haverty, Jr. serves as a co-executor of the Estate. J. Rawson Haverty, Jr.’s principal occupation is Senior Vice President, Real Estate and Development for the Company. His principal business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

(d)(e)	During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	J. Rawson Haverty, Jr. is a citizen of the United States of America.

CUSIP No. 419596-20-0
13D
Page 5 of 8 Pages
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of the Company’s Class A common stock held by the Estate and subject to reporting on this Schedule 13D were formerly held by the decedent. On May 9, 2007 and on May 11, 2007, J. Rawson Haverty, Jr. inherited 18,870 and 666 shares of the Company’s Class A common stock, respectively. All other shares of Class A common stock held by Mr. Haverty were acquired more than 60 days prior to the transfer of Class A common stock to the Estate, which necessitated this Schedule 13D.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired for investment purposes all of the shares of the Company’s Class A common stock for which they are deemed to be a beneficial owner.

(a)	The Estate has no plans to acquire additional shares of the Company’s Class A common stock. Members of the Haverty family, including J. Rawson Haverty, Jr., plan to contribute the Estate’s shares and shares that they own individually and through their affiliates to a partnership being formed for the purpose of holding the Company’s Class A common stock. J. Rawson Haverty, Jr. will serve as the manager of the entity that will be the general partner of the partnership and will have voting power over all of the Class A common stock held by the partnership.

(b)	The Reporting Persons have no present plans or proposals which relate to or would result in an extraordinary corporate transaction involving the Company.

(c)	The Reporting Persons have no present plans or proposals which relate to or would result in a sale or transfer of a material amount of the Company’s assets.

(d)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in composition of the Company’s present board of directors, senior management, personnel or their compensation or in the number or term of directors.

(e)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in the Company’s present capitalization or the dividend policy of the Company.

(f)	The Reporting Persons have no present plans or proposals which relate to or would result in any other material change in the Company’s business or corporate structure.

CUSIP No. 419596-20-0	13D	Page 6 of 8 Pages

(g)	The Reporting Persons have no present plans or proposals which relate to or would result in changes in the Company’s charter, bylaws or other governing instruments which may impede the acquisition of control of the Company by any person.

(h)	The Reporting Persons have no present plans or proposals which relate to or would result in causing any of the Company’s securities to be delisted from a national securities exchange.

(i)	The Reporting Persons have no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	The Reporting Persons have no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.

(a)(b)	The Estate beneficially owns 636,994 shares or 15.2% of the Class A common stock over which its co-executor, J. Rawson Haverty, Jr. holds sole voting power and thus shares beneficial ownership.

J. Rawson Haverty, Jr. beneficially owns 1,104,325 shares or 26.3% of the Class A common stock. Mr. Haverty has sole dispositive power with respect to 179,860 shares of Class A common stock and sole voting power with respect to 1,090,825 shares of Class A common stock. Mr. Haverty shares dispositive power with respect to 636,994 shares of Class A common stock held by the Estate and 87,187 shares of Class A common stock held by his mother, respectively, with his siblings, Jane M. Haverty and Ben M. Haverty. Mr. Haverty shares dispositive power over 186,784 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation: Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty Bousson and Ben M. Haverty.

Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty Bousson and Ben M. Haverty are all citizens of the United States of America. None of them have been have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	On May 9, 2007 and on May 11, 2007, J. Rawson Haverty, Jr. inherited 18,870 and 666 shares of the Company’s Class A common stock, respectively.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 419596-20-0
13D
Page 7 of 8 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
J. Rawson Haverty, Jr. has sole voting power over the shares of Class A common stock held by the Estate pursuant to a revocable proxy from the Estate’s two other co-executors. A copy of this proxy is attached as Exhibit 99.2. Mr. Haverty has sole voting power over 186,784 shares of Class A common stock held by Margaret M. Haverty pursuant to a revocable proxy dated March 19, 2007 which is attached as Exhibit 99.3. Mr. Haverty has sole voting power over 87,187 shares of Class A common stock held by the Mary E. Haverty Foundation pursuant to a revocable proxy dated March 20, 2007 which is attached as Exhibit 99.4.
Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and between the Estate of Rawson Haverty and J. Rawson Haverty, Jr. dated July 19, 2007

Exhibit 99.2	Proxy from Jane Middleton Haverty and Ben Munnerlyn Haverty dated March 20, 2007

Exhibit 99.3	Revocable Proxy from Margaret M. Haverty dated March 19, 2007

Exhibit 99.4	Revocable Proxy from Co- Trustees of the Mary E. Haverty Foundation dated March 20, 2007

CUSIP No. 419596-20-0	13D	Page 8 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007	ESTATE OF RAWSON HAVERTY
	By:	/s/ Jane M. Haverty
Jane M. Haverty
Co-Executor

J. RAWSON HAVERTY, JR.
/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.